SUITE 1800 – 925 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA V6C 3L2 WWW.FIRSTMININGGOLD.COM | 1-844-306-8827

TABLE OF CONTENTS

COMPANY OVERVIEW AND STRATEGY	3
2019 HIGHLIGHTS	3
SELECT FINANCIAL INFORMATION	5
SUMMARY OF QUARTERLY FINANCIAL INFORMATION	6
CANADIAN MINERAL PROPERTY PORTFOLIO LOCATIONS	7
MINERAL PROPERTY PORTFOLIO GOLD RESOURCES	8
MINERAL PROPERTY PORTFOLIO REVIEW	9
MINERAL PROPERTY BALANCES	16
RESULTS OF CONTINUING OPERATIONS	18
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	19
OUTLOOK	20
FINANCIAL INSTRUMENTS	21
RELATED PARTY TRANSACTIONS	21
OFF-BALANCE SHEET ARRANGEMENTS	21
NON-IFRS MEASURES	21
CHANGES IN ACCOUNTING POLICIES	23
ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED	23
CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES	23
RISKS AND UNCERTAINTIES	24
QUALIFIED PERSONS	25
SECURITIES OUTSTANDING	25
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	25
FORWARD-LOOKING INFORMATION	26
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	26

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

GENERAL

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Mining Gold Corp. (the “Company” or “First Mining”) for the three months ended March 31, 2019, and the Company’s audited consolidated financial statements for the year ended December 31, 2018, which are prepared in accordance with International Financial Reporting Standards (“IFRS”). These documents along with additional information on the Company, including the Company’s Annual Information Form for the year ended December 31, 2018, are available under the Company’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov., and on the Company’s website at www.firstmininggold.com.

In this MD&A, unless the context otherwise requires, references to the “Company”, “First Mining”, “we”, us”, and “our” refer to First Mining Gold Corp. and its subsidiaries.

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. See the section on page 27 of this MD&A titled “Forward-Looking Information” for further details.  In addition, this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws, particularly with respect to the disclosure of mineral reserves and mineral resources.  See the section on page 28 of this MD&A titled “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” for further details.

All dollar amounts included in this MD&A are expressed in thousands of Canadian dollars unless otherwise noted. This MD&A is dated as of May 15, 2019 and all information contained in this MD&A is current as of May 14, 2019.

COMPANY OVERVIEW AND STRATEGY

First Mining was incorporated in Canada on April 4, 2005. The Company changed its name to First Mining Gold Corp. in January 2018. First Mining is an emerging mineral development company with a diversified portfolio of gold projects in North America. The Company’s vision is to advance its material assets towards a construction decision and, ultimately, to production, and continues to assess mineral asset acquisition targets on an ongoing basis. As at the date of this MD&A, the Company has assembled a large resource base of approximately 7.3 million ounces of gold in the Measured and Indicated categories and approximately 3.6 million ounces of gold in the Inferred category in eastern Canada.

The following table highlights the Company’s material projects:

Project	Location
Goldlund Gold Project “(Goldlund”)	Northern Ontario, Canada
Cameron Gold Project (“Cameron”)	Northern Ontario, Canada
10% indirect interest in the Duparquet Gold Project	Québec, Canada
Pickle Crow Gold Project (“Pickle Crow”)	Northern Ontario, Canada
Springpole Gold Project (“Springpole”)	Northern Ontario, Canada
Hope Brook Gold Project (“Hope Brook”)	Newfoundland, Canada

2019 HIGHLIGHTS

The following highlights the Company’s developments during the first three months of 2019 (together with subsequent events up to May 14, 2019). For further information, please refer to the “News” section in the Company’s website at www.firstmininggold.com.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

Springpole Gold Project

Metallurgical study

●
On February 19, 2019, the Company announced interim metallurgical test results which indicated the potential for significant increases in the ultimate recovery of both gold and silver from the project. Flotation tests achieved total recoveries of 90.6% for gold and 95.1% for silver through flotation followed by separate cyanide leaching of both concentrate and flotation tails. Further details of the testing procedures used are set out in the news release. This represents a 13.2% increase in gold recovery and an 11.9% increase in silver recovery over the Whole-Ore Carbon-in-Pulp (“Whole-Ore CIP”) flowsheet presented in the independent Preliminary Economic Assessment (“PEA”) technical report for Springpole that was prepared by SRK Consulting (Canada) Inc. in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and filed by the Company on SEDAR on October 27, 2017, which demonstrated recovery levels of 80% for gold and 85% for silver. Readers are cautioned that the PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The next stage of metallurgical testing will involve further investigation into flotation, fine and ultrafine grinding alternatives, and potential pre-flotation removal of silicate gangue and will eventually lead to locked cycle metallurgical testing to confirm the final processing flowsheet. This final flowsheet will be selected after completing trade-off studies on capital and operating costs prior to commencing a Pre-Feasibility Study for Springpole.

Goldlund Gold Project

Updated NI 43-101 Resource

On March 27, 2019, the Company announced the results of an updated mineral resource estimate for Goldund, which has an effective date of March 15, 2019, and was prepared in accordance with NI 43-101 by WSP Canada Inc. (“WSP”) of Sudbury, Ontario. A summary of the overall changes in the updated resource estimate for Goldlund are as follows:

●
Indicated resource gold (“Au”) ounces (“oz.”) tonnes increased by 248,700 oz. This increase in oz. corresponds to an increase in tonnage of 3,535,900 tonnes from 9,324,100 tonnes at an average grade of 1.87 grams per tonne (“g/t”) Au to 12,860,000 tonnes at an average grade of 1.96 g/t Au.

●
Inferred resource Au oz. decreased by 628,400 oz., after adjusting for the proportion of Inferred resource tonnes removed due to the upgrade of certain tonnes to the Indicated resource category. This represents an overall reduction in tonnage of 22,533,000 tonnes from 40,895,000 tonnes at an average grade of 1.33 g/t Au to 18,362,000 tonnes at an average grade of 1.49 g/t Au.

In summary, the updated mineral resource estimate for Goldlund incorporated approximately 40,000 metres (“m”) of incremental drilling, the bulk of which was focused on Zone 7. While the increased data density and geological understanding of the deposits resulted in increased confidence of the resource, adding 3,535,900 tonnes at an average grade of 1.96 g/t Au, it also resulted in the loss of a large number of tonnes and ounces in the inferred resource. The First Mining technical team believes that the increased understanding of the deposit will assist the Company in better targeting subsequent drill programs aimed at growing the current resource body at Goldlund, which remains open along strike to both the south west and north east, in addition to at depth. Further details can be found in the technical report for the updated mineral resource estimate, which was prepared by WSP in accordance with NI 43-101 and which was filed on SEDAR on April 1, 2019.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

Non-Brokered Private Placement Financing

On April 29, 2019, the Company announced a non-brokered private placement for aggregate gross proceeds of up to $6,012 (the “Offering”). The Offering will consist of up to 15,600,000 units of the Company (the "Units") at a price of $0.27 per Unit for gross proceeds of up to $4,212 and up to 5,000,000 flow-through units of the Company (the "FT Units") at a price of $0.36 per FT Unit for gross proceeds of up to $1,800.

Each Unit will consist of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant will entitle the holder to acquire one common share of the Company at a price of $0.40 at any time prior to the date which is three years following the closing date of the Offering.

Each FT Unit will consist of one flow-through common share of the Company that qualifies as a "flow-through share" for the purposes of the Income Tax Act (Canada) and one-half of one Warrant on the same terms as the Warrants forming part of the Units.

Closing of the Offering is expected to occur in the second half of May, 2019.

Management Changes

On December 20, 2018, the Company appointed Mr. Daniel W. Wilton as its Chief Executive Officer (“CEO”) effective January 7, 2019. David Shaw concurrently stepped down as interim CEO but remained as a director of the Company. On April 1, 2019, the Company appointed Ms. Mal Karwowska as its Vice President, Corporate Development and Investor Relations. On April 24, 2019, the Company appointed Mr. Ken Engquist as its Chief Operating Officer effective April 29, 2019, and Dr. Chris Osterman transitioned to lead the Company’s newly-formed Technical Advisory Committee. Dr. Osterman will continue to serve as a director of the Company.

SELECT FINANCIAL INFORMATION

	For the three months ended March 31,
Financial Results:	2019	2018	2017
Mineral Property Expenditures(1)	$1,001	$3,044	$3,397
Net Loss	(1,727)	(3,752)	(6,653)
Net Loss Excluding certain non-cash items(2)(3)	(1,153)	(1,224)	(1,359)
Basic and Diluted Net Loss Per Share (in Dollars)(4)	$(0.00)	$(0.01)	$(0.01)

	March 31,	December 31,	December 31,
Financial Position:	2019	2018	2017
Cash and Cash Equivalents	$3,059	$5,115	$15,400
Working Capital(2)	5,491	7,536	19,401
Mineral Properties	245,169	244,129	239,871

Total Assets	256,463	257,532	265,737
Total Non-current Liabilities	$-	$-	$-
(1)
This represents the costs directly related to exploration and evaluation expenditures that have been capitalized into mineral properties, excluding share-based payments.
(2)
This is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information and a detailed reconciliation, please see the section in this MD&A titled “Non-IFRS Measures”.
(3)
“The certain non-cash items excluded” refers to the “Share-based Payments” and “Write-down of Mineral Properties”.
(4)
The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

SUMMARY OF QUARTERLY FINANCIAL INFORMATION

Financial Results:	2019-Q1	2018-Q4	2018-Q3	2018-Q2	2018-Q1	2017-Q4	2017-Q3	2017-Q2
Net Loss	$(1,727)	$(5,658)	$(937)	$(1,298)	$(3,752)	$(1,237)	$(1,296)	$(1,998)
Net Loss Excluding Certain Non-cash Items(1)(2)	(1,153)	(1,085)	(910)	(1,213)	(1,224)	(1,217)	(1,197)	(1,914)
Basic and Diluted Net Loss Per Share (in dollars)(3)	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)	(0.00)	(0.00)
Financial Position:
Cash and Cash Equivalents	3,059	5,115	6,950	9,585	12,289	15,400	18,291	21,957
Working Capital(1)	5,491	7,536	9,688	12,463	16,016	19,401	23,411	28,463
Mineral Properties	245,169	244,129	246,652	245,199	243,895	239,871	237,413	233,861

Total Assets	256,463	257,532	262,146	263,586	266,704	265,736	267,208	268,307
Total Non-Current Liabilities	-	$-	$-	$-	$-	$-	$-	$-

(1)
These are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the section in this MD&A titled “Non-IFRS Measures”.
(2)
“The certain non-cash items excluded” refers to the “Share-based Payments” and “Write-down of Mineral Properties”.
(3)
The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants in all periods.

Quarterly results are discussed relative to the preceding quarter’s results in the following paragraphs.

The most significant variance in net loss quarter to quarter is due to non-cash share-based payments expense, which comprises the timing and vesting of stock option grants, the number of underlying options granted and the associated fair value dollar amount calculated at the time of the grant. In 2019-Q1 there was an increase in marketing campaigns compared to 2018-Q4, which resulted in a higher net loss in 2019-Q1. Furthermore, in 2018-Q4 there was a $4,181 non-cash write-down of Mexican mineral properties and a non-recurring severance payment of $300. In 2018-Q3 and 2017-Q3 there was a decrease in marketing expenses as to 2018-Q2 and 2017-Q2, respectively, due to decreases in marketing campaigns. In 2017-Q2, there were additional transfer agent and filing fees and professional fees in connection with Toronto Stock Exchange (”TSX”) initial listing fees, which resulted from the Company’s graduation to the TSX from the TSX Venture Exchange ("TSX-V").

In terms of cash and cash equivalents, variances between quarters depend on the amount, type and timing of work being performed on the Company’s mineral property portfolio, classified under investing activities in the interim statements of cashflows. This is in addition to other non-recurring events such as in Q2-2017 when the Company repaid its outstanding loans payable and settled its debenture liability.

The fluctuation in total assets from one quarter to the next is primarily a function of decreases in cash used to fund operating activities, changes in the fair value of marketable securities, and additions to or write-down of mineral property balances. It is worth noting that cash used in investing activities for the purposes of exploration and development work being performed on the Company’s mineral properties remains within total assets, given these amounts are capitalized in connection with the Company’s accounting policies.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

CANADIAN MINERAL PROPERTY PORTFOLIO LOCATIONS

The Company classifies its mineral properties as Tier 1, Tier 2, and Tier 3:

●
Tier 1 projects are core, material assets which include the Company’s largest and most advanced mineral resource-stage projects.
●
Tier 2 projects are resource-stage assets which host mineral resources.
●
Tier 3 projects are grassroots exploration projects that host mineralization but have not received sufficient drilling to delineate mineral resources.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

MINERAL PROPERTY PORTFOLIO GOLD RESOURCES (1)

Project	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz.)	Contained Silver Ounces (oz.)
Measured Resources
Cameron Gold Project(2)	3,360,000	2.75	-	297,000	-
Duparquet Gold Project(3)	18,470	1.52	-	901	-
Indicated Resources
Springpole Gold Project(4)	139,100,000	1.04	5.40	4,670,000	24,190,000
Goldlund Gold Project	12,860,000	1.96	-	809,200	-
Hope Brook Gold Project	5,500,000	4.77	-	844,000	-
Cameron Gold Project(5)	2,170,000	2.40	-	167,000	-
Duparquet Gold Project(3)	5,952,670	1.57	-	300,890	-
Duquesne Gold Project	1,859,200	3.33	-	199,161	-
Inferred Resources
Springpole Gold Project(4)	11,400,000	0.63	3.10	230,000	1,120,000
Goldlund Gold Project	18,362,000	1.49	-	876,954	-
Hope Brook Gold Project	836,000	4.11	-	110,000	-
Cameron Gold Project(6)	6,535,000	2.54	-	533,000	-
Pickle Crow Gold Project(7)	9,452,000	4.10	-	1,230,500	-
Duparquet Gold Project(3)	2,846,484	1.46	-	133,376	-
Duquesne Gold Project	1,563,100	5.58	-	280,643	-
Pitt Gold Project	1,076,000	7.42	-	257,000	-

Total Measured Resources	3,378,470	2.74	-	297,901	-
Total Indicated Resources	167,441,870	1.30	5.40	6,990,251	24,190,000
Total Measured and Indicated Resources	170,820,340	1.33	5.40	7,288,151	24,190,000
Total Inferred Resources	52,070,584	2.18	3.10	3,651,473	1,120,000

(1)
The mineral resources and reserves set out in this table are based on the technical report for the applicable property, the title and date of which are set out under the applicable property description within the section “Mineral Property Portfolio Review” in this MD&A or in the Company’s Annual Information Form for the year ended December 31, 2018, which is available under the Company’s SEDAR profile at www.sedar.com.
(2)
Comprises 2,670,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Measured resources at 2.66 g/t Au, and 690,000 tonnes of underground (2.00 g/t Au cut-off) Measured resources at 3.09 g/t Au.
(3)
The Company owns a 10% indirect interest in the Duparquet Gold Project, and the Measured, Indicated and Inferred Resources shown in the above table reflect the Company’s 10% indirect interest.
(4)
Open pit mineral resources are reported at a cut-off grade of 0.4 g/t Au.
(5)
Comprises 820,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Indicated resources at 1.74 g/t Au, and 1,350,000 tonnes of underground (2.00 g/t Au cut-off) Indicated resources at 2.08 g/t Au.
(6)
Comprises 35,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Inferred resources at 2.45 g/t Au, and 6,500,000 tonnes of underground (2.00 g/t Au cut-off) Inferred resources at 2.54 g/t Au.
(7)
Comprises 1,887,000 tonnes of pit-constrained (0.35 g/t Au cut-off) Inferred resources at 1.30 g/t Au, and 7,565,000 tonnes of underground Inferred resources that consist of: (i) a bulk tonnage, long-hole stoping (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.60 g/t Au cut-off) over a minimum width of 1 metre.
(8)
Resources (0.4 g/t Au cut-off) are stated as contained within a potentially economic limiting pit shell using a metal price of US$1,350 per ounce of gold, mining costs of US$2.00 per tonne, processing plus G&A costs of US$15.40 per tonne, 93% recoveries and an average pit slope of 48 degrees.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

MINERAL PROPERTY PORTFOLIO REVIEW

First Mining has properties located in Canada, Mexico, and the United States. The following section discusses the Company’s priority and other significant projects.

Readers are cautioned that, with respect to any Preliminary Economic Assessment (“PEA”) referenced in the section below or anywhere else in this MD&A, a PEA is preliminary in nature, any inferred mineral resources included therein are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Actual results may vary, perhaps materially. The Company is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issue which may materially affect this estimate of mineral resources. The projections, forecasts and estimates herein and in any technical reports referred to herein constitute forward-looking statements and readers are urged not to place undue reliance on such forward-looking statements.

Canadian Mineral Properties

Tier 1 Projects

Springpole, Ontario

The Springpole property covers an area of 32,240 hectares in Northwestern Ontario, consisting of 36 patented claims and 300 unpatented claims. The project is located approximately 110 kilometres (“km”) northeast of the Municipality of Red Lake and is situated within the Birch-Uchi Greenstone Belt. The large, open pittable resource is supported by significant infrastructure, including a 72 man onsite camp, winter road access, a logging road and nearby power lines within 40 km. Springpole is located within an area that is covered by Treaty Three and Treaty Nine First Nations Agreements.

With approximately 4.7 million ounces of gold in the Measured and Indicated categories, Springpole is one of the largest undeveloped gold projects in Ontario1.

A technical report titled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada”, prepared by SRK, was filed by the Company on SEDAR on October 27, 2017, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. The PEA contemplates mining and processing material at 36,000 tonnes per day at an average head grade of 1.00 g/t Au and 5.28 g/t Ag. Highlights of the PEA are as follows:

Parameters	2017 PEA
Mine life	12 years
Initial capital cost	US$586 million
Base case gold price	US$1,300 per oz
Base case silver price	US$20 per oz
Exchange rate (CAD/USD)	0.75
Gold processing recovery	80%
Average annual payable production	296,500 oz Au and 1,632,000 oz Ag
Economic Results	2017 PEA
Pre-tax NPV at 5% discount rate	US$1,159 million
Pre-tax Internal rate of return	32.3%
Post-tax NPV at 5% discount rate	US$792 million
Post-tax Internal rate of return	26.2%
Non-discounted post-tax payback period	3.2 years
“All-in” cash costs	US$806 per oz of Au equivalent

1  Source: S&P Market Intelligence database as of June 29, 2018. Ranking among undeveloped primary gold resources per jurisdiction.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

The Company was focused on advancing the permitting and development of Springpole throughout 2018 which can be summarized in the following key areas:

Environmental Assessment process

On March 7, 2018, the Company announced that a Project Description had been submitted to, and subsequently accepted by, the Canadian Environmental Assessment Agency (“CEAA”), and the Company subsequently received the final Environmental Impact Statement (“EIS”) guidelines for the project. The project description is a required government filing that initiated the federal Environmental Assessment (“EA”) process for Springpole. The EA process and eventual project approval is expected to take approximately 24 months, after which permitting for construction can commence. Currently, the Company is collecting environmental baseline data and other information to prepare the EIS for Springpole and is in discussions with the Ministry of Natural Resources district office in Red Lake for a permit to build an access road to the site. In addition, the Company is conducting a metallurgical study to determine the optimal flow sheet for Springpole to potentially increase the estimated gold recoveries.

In parallel with the federal EA process, on April 23, 2018, the Company announced that it had entered into a Voluntary Agreement with the Ontario Ministry of Environment and Climate Change (“MOECC”) to complete certain requirements under the Ontario Environmental Assessment Act. This marks the commencement of a provincial Individual EA for Springpole, and the Company is in the process of preparing the Terms of Reference, which will describe the scope of the EA and how the Company intends to undertake all aspects of the EA, including consultation efforts with Indigenous communities and other stakeholders.

On June 26, 2018, the Company announced that the final EIS guidelines for Springpole were issued by CEAA. The final EIS guidelines were issued following the expiry of a public comment period on the draft EIS guidelines which had been made available to the public since April 27, 2018. The final EIS guidelines outline federal information requirements for the preparation of an EIS and were prepared taking into consideration comments received from federal departments, the Ontario provincial ministry, Indigenous groups and the general public. To meet the requirements of the EIS, the Company has already undertaken a broad range of environmental baseline studies at Springpole to collect biophysical data, which includes fish community and habitat surveys, species at risk surveys, atmospheric environment surveys as well as surface, ground water and hydrology surveys.

Indigenous consultation process

On February 13, 2018, the Company announced that it signed a negotiation protocol agreement (the “Negotiation Protocol”) with the Lac Seul First Nation, the Slate Falls First Nation and the Cat Lake First Nation in Ontario (together, the “Shared Territory Protocol Nations”).  There has been continued community engagement on the Springpole Terms of Reference and the second round of engagement with the local communities for the EA process commenced in 2019. This consultation includes the Company’s plans to study and mitigate any potential impacts from the development of Springpole.

Metallurgical study

On June 11, 2018, the Company commenced a study to determine the optimal metallurgical flow sheet for Springpole. The results from the study are expected to be incorporated into the preparation of an updated PEA in the second half of 2019, and thereafter, into the preparation of a Pre-Feasibility Study for Springpole, expected to be initiated in 2019. In addition, the metallurgical study aims to improve the expected future recovery of gold for the Whole-Ore CIP presented in the independent PEA technical report for Springpole that was prepared by SRK Consulting (Canada) Inc. in accordance with NI 43-101.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

On February 19, 2019, the Company announced interim metallurgical test results which indicated the potential for significant increases in the ultimate recovery of both gold and silver from the project. Flotation tests achieved total recoveries of 90.6% for gold and 95.1% for silver through flotation followed by separate cyanide leaching of both concentrate and flotation tails. This represents a 13.2% increase in gold recovery and an 11.9% increase in silver recovery over the Whole-Ore CIP flowsheet presented in the independent PEA technical report for Springpole that was prepared by SRK Consulting (Canada) Inc. in accordance with NI 43-101 and filed by the Company on SEDAR on October 27, 2017, which demonstrated recovery levels of 80% for gold and 85% for silver.

The next stage of metallurgical testing will involve further investigation into flotation, fine and ultrafine grinding alternatives, and potential pre-flotation removal of silicate gangue and will eventually lead to locked cycle metallurgical testing to confirm the final processing flowsheet. This final flowsheet will be selected after completing trade-off studies on capital and operating costs prior to commencing a Pre-Feasibility Study for Springpole.

Geotechnical coffer dam drilling

On April 19, 2018, the Company announced the completion of the geotechnical drilling program to investigate the lake bed sediments and bedrock along the proposed alignment of the coffer dam at Springpole. The pre-feasibility level geotechnical drilling program has been completed over the approximately 800 metre long footprint of the three coffer dams which are required to dewater the north bay of Springpole Lake.

Goldlund, Ontario

The Goldlund property covers an area of 23,858 hectares in northwestern Ontario, and consists of 27 patented claims, 152 unpatented claims, 1 mining lease, and 1 license of occupation. Rocks at the property consist of a volcanic sequence about 1.5 km wide. This north-easterly striking volcanic sequence is intruded by several granodiorite sills. These sills are the host rock of the gold mineralization. These strata-parallel intrusions are known to extend for over 50 km along the strike of the property. A number of historic gold occurrences are present on the property. The majority of identified mineralization is hosted within the Central and Southern Volcanic Belts and historic production demonstrates the presence of small zones of higher-grade mineralization. A technical report titled “Technical Report and Resource Estimation Update – Goldlund Project, Sioux Lookout, ON”, prepared by WSP in accordance with NI 43-101, was filed on SEDAR on April 1, 2019, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com.

Mining at Goldlund in the 1980s produced approximately 90,700 tonnes of ore grading 4.23 g/t Au from underground and 39,000 tonnes of ore grading 4.80 g/t from a small open pit. The project has year-round road access to the property from Ontario Highway 72, which is 2 km to the south, and regional power lines are located 15 km to the north.

For the year 2018, the Company spent approximately $2,411 for exploration expenditures on the Goldlund property, including approximately 5,000 m of in-fill drilling and 1,850 m for regional exploration drilling along the property’s 50 km strike length. The early results from the Miller prospect indicate that the entire width of the sill/dyke appears receptive to gold mineralization and this mineralization remains open along strike in both directions and also at depth.

In August and September 2018, the Company received initial and final fire assay results from the regional exploration drilling program consisting of 8 drill holes. The objective of this drill program was to test the presence and character of potential gold mineralization distal from the current resource area. Visible gold was observed in seven of the eight drill holes.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

Resource drilling

The Company’s Phase 1 drilling campaign at Goldlund concluded in June 2017 and comprised 100 holes for approximately 24,300 m. The Company commenced its Phase 2 drilling campaign in late 2017 and completed that drilling campaign in March 2018. The Phase 2 drilling campaign comprised 42 holes for approximately 16,000 m, of which 38 holes were new drill holes and the other 4 holes were holes that were originally drilled during the Phase 1 drilling campaign and were extended at depth during the Phase 2 drilling campaign. Eleven sets of assays results were announced between April 25, 2017 and May 15, 2018 for both the Phase 1 and 2 drilling campaigns. For further details regarding the assay results please see the Company’s news releases for the period from April 25, 2017 to May 15, 2018.

Highlights of the released Goldlund resource drilling results are as follows:

Phase	Hole	Metres	Grade
2	Hole GL-17-136	72.0	6.26 g/t Au
	Including	1.1	367.00 g/t Au
2	Hole GL-17-106	202.0	1.39 g/t Au
	including	2.0	43.28 g/t Au
1	Hole GL-17-084	34.0	3.91 g/t Au
	including	2.0	41.93 g/t Au
1	Hole GL-17-032	64.5	3.25 g/t Au
	Including	0.5	335.76 g/t Au
1	Hole GL-17-059	70.5	2.50 g/t Au
	Including	0.5	186.49 g/t Au
1	Hole GL-17-053	179.0	1.13 g/t Au
	Including	2.0	12.07 g/t Au
1	Hole GL-17-014	6.0	30.69 g/t Au
	Including	2.0	91.63 g/t Au

Regional drilling

Following the Phase 1 and 2 drilling campaigns, the Company commenced a regional exploration drilling campaign at Goldlund in June 2018. The exploration drilling campaign focused on showings at the Miller, Eaglelund and Miles targets, which are approximately 10 km northeast of the current resource area, and include 16 holes totaling 688 m.

Final fire assay results and partial metallic screen fire assay results for the Miller prospect were announced on August 20, 2018, September 20, 2018 and March 27, 2019, respectively. The early results from the Miller prospect indicate that the entire width of the sill/dyke appears receptive to gold mineralization and this mineralization remains open along strike in both directions and also at depth.

In addition to the highlights of the Miller prospect drilling results noted below, please see the Company’s news releases dated August 20, 2018, September 20, 2018 and March 27, 2019 for further details regarding the assay results, which include seven diamond drill holes at the Eaglelund prospect, and one diamond drill hole at the Miles prospect. This completed this phase of the Company's 2018 regional drill program at Goldlund.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

Highlights of the released Miller prospect drilling results are as follows:

Hole	Metres	Grade
Hole MI-18-001	107.6	0.42 g/t Au
including	73.6	0.55 g/t Au
Hole MI-18-002	142.1	1.90 g/t Au
including	108.0	2.43 g/t Au
Hole MI-18-003	48.0	1.17 g/t Au
including	15.0	1.71 g/t Au
Hole MI-18-004	23.8	0.54 g/t Au
including	5.8	1.40 g/t Au
Hole MI-18-005	10.0	0.45 g/t Au
including	1.0	4.18 g/t Au
Hole MI-18-006	22.0	0.68 g/t Au
including	10.0	0.45 g/t Au
Hole MI-18-007	49.0	2.49 g/t Au
including	21.5	5.34 g/t Au
Hole MI-18-008	14.0	0.62 g/t Au
including	2.5	1.80 g/t Au

Hope Brook, Newfoundland

The Hope Brook property covers an area of 26,650 hectares in Newfoundland, including 7 mineral licenses, with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone. A technical report titled “2015 Mineral Resource Estimate Technical Report for the Hope Brook Gold Project, Newfoundland and Labrador, Canada”, prepared by Mercator Geological Services Limited, was filed by the Company on SEDAR on November 27, 2015, and is available under the Company’s SEDAR at www.sedar.com profile and on the Company’s website at www.firstmininggold.com.

The resource covers 1.5 km of an 8 km mineralized structure. Substantial infrastructure at the property includes a ramp to 350 m below surface with vent raise, power, access by sea and air, and a strong local labour force. Hope Brook was a former operating gold mine that produced 752,163 oz. Au from 1987 to 1997.

In September 2017, the Company completed approximately 850 m of drilling to identify new areas of mineralization within the Ironbound Hill target which is located approximately 25 km from the main resource area and 8 km from Highway 480.

On July 9, 2018, the Company announced the commencement of permitting for the construction of a resource access road to connect Hope Brook to Highway 480 (also known as the Burgeo Highway). A project registration document was submitted to the environmental assessment division of the government of Newfoundland and Labrador in relation to the access road. The Environmental Assessment Guidelines for the access road have been approved by the Newfoundland and Labrador Government, and the Company is currently reviewing the Environmental Impact Guidelines. The stated purpose of the road is to allow for transportation of employees and materials for exploration and development activities. The proposed road is not intended or designed to transport larger vehicles that would be required for any future mining development. In addition, the Company continues to collect environmental baseline data for permitting and the understanding of the site environmental conditions.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

Cameron, Ontario

The Cameron property covers an area of 44,853 hectares in Northern Ontario and comprises 24 patented claims, 226 unpatented claims, 4 mining leases, and 7 licenses of occupation. The Cameron deposit is a greenstone‐hosted gold deposit and the mineralization is mainly hosted in mafic volcanic rocks within a northwest trending shear zone (Cameron Lake Shear Zone) which dips steeply to the north east. A technical report titled “Technical Report on the Cameron Gold Deposit, Ontario, Canada”, prepared by Optiro, was filed on SEDAR on March 22, 2017, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. There is year-round road access to the property from the nearby highway and power lines within 20 km.

During 2018, the Company conducted minimal environmental studies, including fish community and habitat surveys as well as hydrology surveys, to support a potential environmental assessment or permitting application in the future.

Pickle Crow, Ontario

The Pickle Crow project covers an area of 13,184 hectares and comprises 114 patented claims and 83 unpatented claims. The area is located in northwestern Ontario and is covered by the Treaty Nine First Nations Agreement. A technical report titled “An Updated Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada”, prepared by Micon International Limited and dated June 15, 2018, was filed on SEDAR on August 23, 2018, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. Extensive infrastructure in place or proximal to the Pickle Crow project includes a 200 tonne per day gravity mill on site, generators and fuel storage and gravel road access to the property, and the property is within 10 km of a regional airport at Pickle Lake. Pickle Crow was a former high-grade operating mine until the late 1960s.

In February 2017, the Company completed a 9-hole drilling program comprising approximately 1,300 m. The objectives of this drill program were to test extensions of known vein zones and discover new high-grade gold mineralization. Gold mineralization was encountered in seven of the nine drill holes and visible gold was intercepted in the lowermost vein zone of the No. 15 Vein structure.

In August 2018, an 85-hole drilling program was conducted on the historic Pickle Crow tailings, which was split into 4 distinct geographic zones. Of the total 302 m program, 225 m were sampled, and taken on 1 m intervals with intervals as short as 0.3 m where the base of the tails were encountered.

On February 28, 2019, the Company received a letter from the Acting Director, Mine Rehabilitation, at the Ontario Ministry of Energy, Northern Development and Mines, which required the Company to submit a schedule for the development of a closure plan amendment. The Company complied with the requirement and submitted the schedule for the development of a closure plan amendment on March 29, 2019. The submission of a closure plan amendment complete with cost estimates is due on October 31, 2019.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

Tier 2 and 3 Projects

The following table sets out the Company’s Tier 2 and 3 projects by region. These projects are 100% owned by the Company with the exception of Duparquet, in which the Company has a 10% indirect ownership interest.

Canada	Mexico	USA
Duquesne, Québec	Miranda, Sonora	Turquoise Canyon, Nevada
Pitt, Québec	Apache, Sonora
Duparquet, Québec	Socorro, Sonora
Joutel, Québec	San Ricardo, Sonora
Morris, Québec	Los Tamales, Sonora
Horseshoe Island, Ontario	Puertecitos, Sonora
Lac Virot, Newfoundland	Batacosa, Sonora
Las Margaritas, Durango (see below)
Geranio, Oaxaca
Lachatao, Oaxaca
El Roble, Oaxaca

For further information on the Company’s Tier 2 and 3 projects, see the Company’s Annual Information Form or MD&A for the year ended December 31, 2018 which are both available under the Company’s SEDAR profile at www.sedar.com, as an exhibit to the Company’s Form 40-F on EDGAR at www.sec.gov, and on the Company’s website at www.firstmininggold.com.

NSR on the Duquesne Gold Project, Quebec

In connection with an agreement entered into on July 31, 2012, Clifton Star purchased a 0.5% NSR royalty on the Duquesne project for $1M in cash. Per the terms of this agreement, beginning June 2019, the remaining NSR of 2.5% must be purchased over the ensuing five years in tranches of 0.5% for $1.0M for each tranche. Management is currently in negotiations regarding potential amendments to the timing and amount of any future payments related to this project.

Option Agreement on the Las Margaritas Gold Project, Mexico

On July 30, 2018, the Company entered into an option agreement (the “Option Agreement”) with Gainey Capital Corp. (“Gainey”), (TSX-V: GNC) , granting Gainey the right to earn a 100% interest in First Mining’s Las Margaritas gold project (“Las Margaritas”) located in the State of Durango, Mexico.

Under the terms of the Option Agreement, Gainey can elect to make share or cash payments to the Company for aggregate consideration of between $900 and $1,015 over the four year option period. In addition, as per the terms of the Option Agreement, Gainey will undertake the following:

●
Annual payments to the Company of USD $25,000 in September 2018 (paid), September 2019, September 2020 and USD $250,000 in September 2021 in connection with an existing agreement on the property; and
●
Exploration expenditures totaling USD $1,000,000 over the four year option period on Las Margaritas.

Upon completion of the four-year option period and satisfaction of the above payment and exploration expenditure requirements, Gainey obtains a 100% ownership interest in Las Margaritas, except that First Mining will retain a 2% net smelter returns (“NSR”) royalty interest, with Gainey having the right to buy back 1% of the NSR royalty interest for USD $1,000,000 up until the first anniversary of the commencement of commercial production at Las Margaritas. As at March 31, 2019, the carrying value of Las Margaritas property is $247 (December 31, 2018 – $244).

The transaction and the issuance of Gainey’s common shares pursuant to the Option Agreement were approved by the TSX-V on March 27, 2019. Subsequent to March 31, 2019, the Company received initial consideration in the form of Gainey shares with a value of $75 and cash of $12 under the terms of the Option Agreement.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

MINERAL PROPERTY BALANCES

As at March 31, 2019 and December 31, 2018, the Company had capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

	Balance December 31, 2018	2019 expenditures	Option payments and expenditures recovered	Currency translation adjustments	Disposal or write-down of mineral properties	Balance March 31, 2019
Springpole	$73,378	$660	$-	$-	$-	$74,038
Goldlund	96,604	265	-	-	-	96,869
Hope Brook	19,581	68	-	-	-	19,649
Cameron	27,032	61	-	-	-	27,093
Pickle Crow	16,754	33	(50)	-	-	16,737
Duquesne	5,091	5	-	-	-	5,096
Pitt	2,082	1	-	-	-	2,083
Others	2,559	11	-	-	-	2,570
Canada Total	$243,081	$1,104	$(50)	$-	$-	$244,135
Mexico	244	13	(5)	(5)	-	247
USA	804	-	-	(17)	-	787
Total	$244,129	$1,117	$(55)	$(22)	$-	$245,169

	Balance December 31, 2017	2018 expenditures	Option payments and expenditures recovered	Currency translation adjustments	Disposal or write-down of mineral properties	Balance December 31, 2018
Springpole	$70,398	$2,980	$-	$-	$-	$73,378
Goldlund	93,807	2,797	-	-	-	96,604
Hope Brook	18,665	916	-	-	-	19,581
Cameron	26,676	356	-	-	-	27,032
Pickle Crow	16,496	258	-	-	-	16,754
Duquesne	5,053	38	-	-	-	5,091
Pitt	2,080	2	-	-	-	2,082
Others	2,515	44	-	-	-	2,559
Canada Total	$235,690	$7,391	$-	$-	$-	$243,081
Mexico	3,483	626	(33)	349	(4,181)	244
USA	698	43	-	63	-	804
Total	$239,871	$8,060	$(33)	$412	$(4,181)	$244,129

The Company continues with its environmental, permitting and Indigenous consultation processes at its Tier 1 Canadian mineral properties, focusing on Springpole, Goldlund and Hope Brook. At Springpole, the Company continues to collect environmental baseline data and other information required for its federal and provincial permitting efforts. At Goldlund, the Company continues with environmental baseline work. At Hope Brook, the Environmental Assessment Guidelines for the access road have been approved by the Newfoundland and Labrador Government in January 2019, and the Company is currently reviewing the Environmental Impact Guidelines.

In addition to the above $245,169 mineral property balances, $4,417 is recorded as mineral property investments on the statements of financial position, which represents the Company’s 10% indirect interest in the Duparquet Gold Project in Québec, Canada.

The Company’s $1,117 expenditures on mineral properties during the three months ended March 31, 2019 (three months ended March 31, 2018 – $3,897) are primarily related to the following:

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

Springpole

During the three months ended March 31, 2019, the Company incurred expenditures of $124 in connection with the completion of metallurgical testwork, $46 for its site employees and $30 in connection with the continuation of environmental fieldwork. In addition, $80 of expenditures for certain annual advanced royalty payments and $55 in fuel charges were made in the first quarter of 2019 at Springpole. In the prior year period, the Company incurred costs of $326 related to submitting its Project Description to the CEAA, completion of its fish habitat report on Springpole Lake and ongoing environmental assessment work. In addition, $213 of expenditures were incurred for the 2018 geotechnical drilling to test the footing locations of the proposed coffer dams.

Goldlund

During the three months ended March 31, 2019, the Company incurred $45 in connection with the reporting of an updated mineral resource estimate for Goldlund, which incorporated management salary allocations. In contrast, the prior year period included $1,301 of expenditures in relation to the completion of the Goldlund Phase 2 drilling campaign of approximately 7,000 metres.

Hope Brook

During the three months ended March 31, 2019, the Company made its annual advanced royalty payment on the Hope Brook project and conducted aquatic environmental baseline studies. In the prior year, $100 was incurred on renewing certain property licenses which is required every 5 years.

Other mineral properties

Excluding the above mineral properties, net expenditures on the Company's remaining mineral properties were $69 in the first quarter 2019 compared with $777 in 2018. The main decrease was due to lower expenditures in Mexico, as a result of reductions in concession tax payments on the properties. In the first quarter of 2018, Mexican expenditures amounted to $540 compared to $8 in the first quarter of 2019.

Share-based payments (non-cash)

During the three months ended March 31, 2019, the Company capitalized $151 in share-based payments compared to $888 in 2018, which is predominantly a function of the lower number of options granted and the lower fair value per option.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

RESULTS OF CONTINUING OPERATIONS

For the three months ended March 31, 2019 and 2018

Unless otherwise stated, the following financial data was prepared on a basis consistent with IFRS:

	Three months ended March 31
	2019	2018

EXPENDITURES
General and administration	$537	$608
Exploration and evaluation	188	179
Investor relations and marketing communications	414	353
Corporate development and due diligence	32	99
Share-based payments (non-cash)	574	2,528
Loss from operational activities	(1,745)	(3,767)

OTHER ITEMS
Foreign exchange (loss) gain	(2)	2
Other expenses	(64)	(45)
Interest and other income	84	58
Net loss	$(1,727)	$(3,752)

Other comprehensive income (loss)
Items that will not be reclassified to net income or (loss):
Marketable securities fair value gain (loss)	12	(22)
Items that may be reclassified to net income or (loss):
Currency translation adjustment	(24)	151
Other comprehensive (loss) income	(12)	129

Total comprehensive loss	$(1,739)	$(3,623)

First Quarter 2019 Compared to First Quarter 2018

For the three months ended March 31, 2019, total operating expenditures decreased by $2,022 compared to the three months ended March 31, 2018. This change was explained by the following:

General and administration

General and administration decreased by $71 during the three months ended March 31, 2019, compared to the same period in 2018. This decrease is mainly due to the lower headcount and corresponding lower salaries during the first quarter of 2019.

Other functional expenditures

The amounts in exploration and evaluation; investor relations and marketing communications; and corporate development and due diligence were comparable between periods. Exploration and evaluation expenditures consisted of unallocated expenditures not directly attributable to specific mineral properties.

Share-based payments (non-cash)

Share-based payments decreased by $1,954 during the three months ended March 31, 2019 compared to the same period in 2018, primarily due to a higher number of incentive stock options granted in the first quarter of 2018 (5,000,000 options granted in the three months ended March 31, 2019 as compared to 9,575,000 granted in the three months ended March 31, 2018), and due to higher fair value per option in 2018 ($0.23 per option in 2019 compared to $0.37 per option in 2018).

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

	Three months ended March 31,
	2019	2018
CASH PROVIDED BY (USED IN)
Operating activities	$(1,073)	$(892)
Investing activities	(983)	(3,078)
Financing activities	-	836
Foreign exchange effect on cash	-	23
CHANGE IN CASH AND CASH EQUIVALENTS	(2,056)	(3,111)
Working capital(1)	5,491	16,016
Cash and cash equivalents, beginning	5,115	15,400
Cash and cash equivalents, ending	$3,059	$12,289
(1)
Working capital is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information and a detailed reconciliation, please see the section “Non-IFRS Measures – Working Capital”.

Cash and Cash Equivalents

The decrease of $2,056 in cash and cash equivalents from $5,115 at December 31, 2018 to $3,059 at March 31, 2019 was primarily due to cash used in operating activities and investing activities which comprised technical analysis, environmental and permitting activities at Springpole and Goldlund.

Operating Activities

Cash used in operating activities increased by $197 during the three months ended March 31, 2019 compared to the same period in 2018. This increase was driven by changes in working capital and in particular an increase in accounts payable during the three months ended March 31, 2018.

Investing Activities

For the period ended March 31, 2019, the cash used in investing activities was primarily a result of Canadian mineral property expenditures including the updated mineral resource estimate for Goldlund and completion of metallurgical tests for Springpole. In the prior year period, the cash used in investing activities of $3,078 was primarily a result of Canadian mineral property expenditures including the Phase 2 drilling campaign at Goldlund and environmental and permitting development activities at Springpole.

Financing Activities

Cash provided by financing activities was $nil given no exercises of warrants and stock options, compared to $836 in the prior year period.

Trends in Liquidity, Working Capital, and Capital Resources

As at March 31, 2019, the Company has working capital of $5,491. The Company has no history of revenues from its operating activities. The Company is not in commercial production on any of its mineral properties and accordingly does not generate cash from operations. During the three months ended March 31, 2019, the Company had negative cash flow from operating activities, and the Company anticipates it will have negative cash flow from operating activities in future periods.

The Company has, in the past, financed its activities by raising capital through issuances of new shares. In addition to adjusting spending, disposing of assets and seeking other non-equity sources of financing, the Company will remain reliant on equity markets for raising capital until it can generate positive cash flow from operations to finance its exploration and development programs.

The Company believes it has sufficient cash resources to meet its exploration, development, and administrative overhead expenses and maintain its planned exploration and development activities for the next twelve months. However, there is no assurance that the Company will be able to maintain sufficient working capital in the future due to market, economic and commodity price fluctuations.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

FINANCIAL LIABILITIES AND COMMITMENTS

The Company’s financial liabilities as at March 31, 2019 are summarized as follows:

	Contractual Cash Flows	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$527	$527	$-	$-	$-

There were no other material financial commitments as at March 31, 2019. Management is of the view that the above financial liabilities and commitments will be sufficiently funded by current working capital.

OUTLOOK

First Mining is an emerging mineral development company with a diversified portfolio of gold projects in North America. The Company’s vision is to advance its material assets towards a construction decision and, ultimately, to production, and continues to assess mineral asset acquisition targets on an ongoing basis. As at March 31, 2019, the Company held a portfolio of 24 mineral properties located in Canada, Mexico and the United States.

The Company is actively conducting environmental studies at its core Tier 1 Canadian mineral properties, and is continuing Indigenous community consultations related to these properties. In particular, the Company is actively collecting environmental baseline data in relation to fish habitat and has begun consultation efforts with local Indigenous communities within the Springpole area to support the ongoing federal and provincial EA processes and prepare the EIS for the project.

The following is a summary of ongoing activities planned for 2019 and various milestones achieved:

●
The Company is planning to submit a Terms of Reference to MOECC for Springpole. The Terms of Reference will provide a framework for the preparation of a provincial Environmental Assessment, and it will set out the Company’s work plan for addressing the legislated requirements of the Ontario Environmental Assessment Act when preparing the provincial Environmental Assessment.
●
The Company is conducting further metallurgical studies and testwork to optimize the process flowsheet and potentially improve the metallurgical recoveries at Springpole. Concurrent with this work, the Company plans to update the Preliminary Economic Assessment for Springpole to reflect a modified process flowsheet that incorporates flotation and fine grinding in advance of commencing a pre-feasibility study.
●
The Company continues to advance permitting for the construction of a resource access road to Springpole to support a more efficient mode of transportation for exploration and development activities.
●
The Company plans to complete additional resource and regional drilling at Goldlund. In addition, the Company plans to undertake a preliminary economic assessment for Goldlund this year.
●
The Company intends to conduct an internal scoping study of a production scenario for Hope Brook to assess the economics of the project and better define a permitting timeframe.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

FINANCIAL INSTRUMENTS

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and short-term deposits that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

Cash and cash equivalents are mainly held in interest bearing accounts at large Canadian financial institutions.

MARKETABLE SECURITIES

The Company holds shares in Silver One Resources Inc., which the Company received as a result of the Company’s sale of certain Mexican silver assets, and other investments in publicly traded companies within the mining industry for strategic purposes.

	Silver One Resources Inc.	Other Marketable Securities	Total
Balance as at December 31, 2018	$990	$1,607	$2,597
Additions	60	-	60
Gain (loss) recorded in other comprehensive loss	13	(1)	12
Balance as at March 31, 2019	$1,063	$1,606	$2,669

	Silver One Resources Inc.	Other Marketable Securities	Total
Balance as at December 31, 2017	$2,280	$1,997	$4,277
Loss recorded in other comprehensive loss	(1,290)	(390)	(1,680)
Balance as at December 31, 2018	$990	$1,607	$2,597

The Company holds marketable securities as strategic investments and has less than a 10% equity interest in each of the investees.

MINERAL PROPERTY INVESTMENTS

The Company, through its subsidiary Clifton Star, has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd., which are private companies which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet Gold Project. As at March 31, 2019, the fair value of mineral property investments was $4,417 (December 31, 2018 – $4,417). Management concluded that there was no material change in the fair value of these investments during the year.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. There were no significant transactions with related parties outside of the ordinary course of business during the period ended March 31, 2019.

OFF-BALANCE SHEET ARRANGEMENTS
The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

NON-IFRS MEASURES
The Company has included a non-IFRS measure for “net loss excluding share-based payments (non-cash)”, “net loss excluding share-based payments and write-down of mineral properties (non-cash)” and “working capital” in this MD&A to supplement its financial statements, which are presented in accordance with IFRS. The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

The Company determines working capital and net loss excluding share-based payments (non-cash) and write-down of mineral properties (non-cash) as follows:

Quarterly Reconciliations:
Reconciliation as of the end of the period	2019-Q1	2018-Q4	2018-Q3	2018-Q2
Current assets	$6,018	$8,118	$10,166	$13,036
Less current liabilities	(527)	(582)	(478)	(573)
Working capital	$5,491	$7,536	$9,688	$12,463

Reconciliation as of the end of the period	2018-Q1	2017-Q4	2017-Q3	2017-Q2
Current assets	$17,437	$20,484	$24,420	$29,064
Less current liabilities	(1,421)	(1,083)	(1,009)	(601)
Working capital	$16,016	$19,401	$23,411	$28,463

Reconciliation for the three months ended	2019-Q1	2018-Q4	2018-Q3	2018-Q2
Net loss	$(1,727)	$(5,658)	$(937)	$(1,298)
Excluding share-based payments (non-cash)	574	392	27	85
Excluding write-down of mineral properties (non-cash)	-	4,181	-	-
Net loss excluding share-based payments and write-down of mineral properties (non-cash)	$(1,153)	$(1,085)	$(910)	$(1,213)

Reconciliation for the three months ended	2018-Q1	2017-Q4	2017-Q3	2017-Q2
Net loss	$(3,752)	$(1,237)	$(1,296)	$(1,998)
Excluding share-based payments (non-cash)	2,528	20	99	84
Excluding write-down of mineral properties (non-cash)	-	-	-	-
Net loss excluding share-based payments and write-down of mineral properties (non-cash)	$(1,224)	$(1,217)	$(1,197)	$(1,914)

Annual Reconciliations:
Reconciliation as of the end of the period	March 31, 2019	December 31, 2018	December 31, 2017
Current assets	$6,018	$8,118	$20,484
Less current liabilities	(527)	(582)	(1,083)
Working capital	$5,491	$7,536	$19,401

	For the three months ended March 31,
Reconciliation for the period ended	2019	2018	2017
Net loss	$(1,727)	$(3,752)	$(6,653)
Excluding share-based payments (non-cash)	574	2,528	5,294
Excluding write-down of mineral properties (non-cash)	-	-	-
Net loss excluding share-based payments and write-down of mineral properties (non-cash)	$(1,153)	$(1,224)	$(1,359)

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

CHANGES IN ACCOUNTING POLICIES
The unaudited condensed interim consolidated financial statements for the three months ended March 31, 2019 were prepared using accounting policies consistent with those used in the audited annual consolidated financial statements for the year ended December 31, 2018, except as described below.

During the three months ended March 31, 2019, the Company has adopted the following new accounting standard effective January 1, 2019:

IFRS 16 Leases

IFRS 16 replaced IAS 17 “Leases”. IFRS 16 specifies how to recognize, measure, present and disclose leases. As at January 1, 2019, adoption of IFRS 16 had no impact on the financial statements since there were no operating leases that required the Company to recognize assets and liabilities.

The IFRS 16 standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Application of the standard is mandatory for annual periods beginning on or after January 1, 2019.

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

There are no IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The use of judgments, estimates and assumptions affects the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The following discusses the accounting judgments and estimates that the Company has made in the preparation of the condensed interim consolidated financial statements for the three months ended March 31, 2019, which could result in a material adjustment to the carrying amounts of assets and liabilities:

Impairment of mineral properties:

In accordance with the Company’s accounting policy for its mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditures made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Determining amount and timing of reclamation provisions:

A reclamation provision represents the present value of estimated future costs for the reclamation of the Company’s mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the reclamation work to be performed, inflation rates, exchange rates and interest rates. The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the reclamation of a mineral property. Management periodically reviews the reclamation requirements and adjusts the liability, if any, as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

Mineral Property Investments:

The Company makes estimates and assumptions that affect the carrying value of its mineral property investments, which are comprised of equity interests in the shares of private companies. These financial assets are designated as fair value through other comprehensive income (loss), and management needs to determine the fair value as at each period end. As there is no observable market data which can be used to determine this fair value, management applies judgment in determining whether a significant change in the fair value of this investment may have occurred. Factors that are considered include a change in the performance of the investee, a change in the market for the investee’s future products, a change in the performance of comparable entities, a change in price of gold or other metals, a change in the economic environment, or evidence from external transactions in the investee’s equity. Changes to these variables could result in the fair value being less than or greater than the amount recorded.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its business operation or financial results. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s Annual Information Form under the heading “Risks that can affect our business” for the year ended December 31, 2018 which are available under our SEDAR profile at www.sedar.com, and on EDGAR as an exhibit to Form 40-F.

Risks related to Financial Instruments

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk, price risk, foreign currency risk, interest rate risk, credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Company’s Board of Directors (the “Board”).

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

a)
Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk and interest rate risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding equity investments, which are comprised of marketable securities and mineral property investments, in other mineral property exploration companies.

If the fair value of our investments in equity instruments had been 10% higher or lower as at March 31, 2019, other comprehensive loss for the three months ended March 31, 2019 would have decreased or increased, respectively, by approximately $708, as a result of changes in the fair value of equity investments.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States, and Mexico, and a portion of the Company’s expenses are incurred in Canadian dollars (“CAD”), US dollars (“USD”), and Mexican Pesos (“MXN”). A significant change in the currency exchange rates between the Canadian, US and Mexican currencies, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at March 31, 2019, the Company is exposed to currency risk on certain financial instruments denominated in USD and MXN. The Company does not have significant transactions or hold significant cash or other financial instruments denominated in USD and MXN currencies. Therefore, the Company considers this risk to be immaterial.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company considers this risk to be immaterial.

b)
Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through large Canadian financial institutions.

c)
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

The following table summarizes the maturities of the Company’s financial liabilities as at March 31, 2019 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$527	$527	$527	$-	$-	$-

As at March 31, 2019, the Company had cash and cash equivalents of $3,059 (December 31, 2018 – $5,115). The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

d)
Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity as well as cash.

The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

QUALIFIED PERSONS

Dr. Christopher Osterman, P.Geo, a director of First Mining, is a Qualified Person as defined by NI 43-101, and is responsible for the review and verification of the scientific and technical information in this MD&A.

SECURITIES OUTSTANDING

Authorized share capital: The Company can issue an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value. No preferred shares have been issued as at May 14, 2019.

The following table sets out all outstanding securities of the Company as of May 14, 2019.

	Number	Weighted Average Exercise Price	Expiry Date

Common shares – issued	558,531,116
Stock options(1)	48,277,500	$0.39	March 30, 2020 – April 29, 2024
Warrants(2)	19,902,615	$1.00	August 5, 2019 – June 16, 2021
Common shares - fully diluted	624,711,231
(1)
Each stock option is exercisable for one common share of the Company.
(2)
Each warrant is exercisable for one common share of the Company.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of its CEO and its Chief Financial Officer (“CFO”), have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of March 31, 2019, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the SEC’s rules and the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

●
address maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
●
provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
●
provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2019

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company's internal control over financial reporting during the three months ended March 31, 2019 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

FORWARD-LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of March 31, 2019. This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities regulations (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: statements regarding the advancement of the Company’s mineral assets towards production; statements regarding the potential for the Company to acquire additional mineral assets in the future; statements regarding the next stages and anticipated timing of the metallurgical study or the environmental, permitting and indigenous consultation process at Springpole; statements regarding the Company’s intentions and expectations regarding exploration, infrastructure and production potential of any of its mineral properties; statements relating to the Company's working capital, capital expenditures and ability and intentions to raise capital; statements regarding the potential effects of financing on the Company's capitalization, financial condition and operations; forecasts relating to mining, development and other activities at the Company’s operations; forecasts relating to market developments and trends in global supply and demand for gold; statements relating to future global financial conditions and the potential effects on the Company; statements relating to future work on the Company’s non-material properties; statements relating to the Company’s mineral reserve and mineral resource estimates; statements regarding the Company's belief that the increased understanding of the Goldlund deposit will assist the Company in better targeting subsequent drill programs to potentially grow the current resource body at Goldlund; statements regarding the anticipated completion and timing of the Offering; statements regarding regulatory approval and permitting including, but not limited to, EA approval for the Springpole project and the expected timing of such EA approval; statements regarding the Company’s plan to submit a Terms of Reference for MOECC for Springpole; statements regarding the Company's compliance with laws and regulations including, but not limited to environmental laws and regulations; statements regarding Gainey's anticipated adherence to required payment and expenditure obligations pursuant to the Option Agreement; statements regarding the Company’s plans to complete additional resource and regional drilling at Goldlund; statements regarding the Company’s intention and proposed timing to advance a regional exploration and target delineation program at Hope Brook; statements regarding improved efficiency as a result of building new access roads to mineral properties; statements regarding the Company’s engagement with local stakeholders; statements regarding the Company's ability to enter into agreements with local stakeholders including, but not limited to, local Indigenous groups; statements regarding key personnel; statements regarding non-IFRS measures and changes in accounting standards; statements relating to the limitation of the Company's internal controls over financial reporting; and statements regarding the preparation or conduct of studies and reports and the expected timing of the commencement and completion of such studies and reports.

There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2018 and other continuous disclosure documents filed from time to time via SEDAR with the applicable Canadian securities regulators. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the United States Securities and Exchange Commission (the “SEC”) and contained in SEC Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined under the 2014 CIM definition standards, and are required to be disclosed by NI 43-101. However, these terms are not defined under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.